GBC SUCCESSFULLY COMPLETES 2-YEAR CREDIT FACILITY EXTENSION

            Northbrook, IL, January 11, 2002 -- General Binding Corporation (Nasdaq: GBND) announced today that it has successfully amended and extended its primary credit facility with its group of 18 multinational financial institutions, led by Harris Bank, providing the financial flexibility and necessary liquidity to support all currently-anticipated operating and capital requirements. The amended facility includes a $90 million multicurrency revolving credit facility and term loans totaling $200 million. The facility also provides for higher interest rates than those payable under the previous facility, a reflection of current bank credit market conditions and the extended maturity.

            The Company was able to significantly reduce the size of the facility by $120 million, from $410 million to $290 million, as a result of the reduction in debt it has achieved through the successful execution of wide-ranging cost reduction and rationalization programs initiated in 1999.

            In addition, the maturity date on the majority portion of the facility has been extended for a two-year period to January 13, 2004, and the maturity date on approximately $40 million of the term loans has been extended to July 13, 2004. Despite the higher interest rates, this duration beneficially allows GBC the opportunity to implement a comprehensive set of new initiatives in each of its businesses aimed at significantly reducing costs further and intensifying the focus on its profitable businesses. The Company expects to announce these initiatives, which will streamline facilities and operations while simplifying its product lines, customer bases and business processes, in early February.

            GBC is an innovative global technology leader in document finishing, film lamination, visual communications and paper shredder products. GBC's products are marketed in over 115 countries under the GBC, Quartet, Ibico, VeloBind, Shredmaster, Bates, Sickinger, Pro-Tech, and Fordigraph brands and are used in the commercial, business, educational, home office and governmental markets.

                This press release includes forward-looking statements involving uncertainties and risks, and there can be no assurance that actual results will not differ from the Company's expectations. The words "should," "believe," "anticipates," "plans," "may," "expects" and other expressions that indicate future events and trends identify forward-looking statements. Factors that could cause materially-different results include, among other things, competition within the office products and lamination film products markets, effects of general economic conditions, issues associated with the integration of recently-acquired operations, the ability of the Company's distributors to successfully market the Company's products and other risks described in the Company's filings with the S.E.C. The Company assumes no obligation to update its forward-looking statements.

Contact: Paul J. Bors, Corporate Treasurer
             (847) 291-6187 or pbors@gbc.com (E-mail)
             www.gbc.com (GBC's web site)